# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FORUM ENERGY TECHNOLOGIES, INC., CIK 0001401257
CUSIP: 34984V209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10344 SAM HOUSTON PARK DRIVE, SUITE 300, HOUSTON, Texas (TX), 77064
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-23-000121
Filed by CIK 0000061227

## Reporting persons
- MacKay Shields LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 911,294; shared voting power 0; sole dispositive power 911,294; shared dispositive power 0; aggregate amount beneficially owned 911,294 (7.42% of the class)

## Item 1. Issuer
Name of issuer: FORUM ENERGY TECHNOLOGIES, INC.
Address of issuer's principal executive offices:
10344 SAM HOUSTON PARK DRIVE
SUITE 300
HOUSTON, TEXAS
77064

## Item 2. Person Filing
Name of person filing: MacKay Shields LLC
Address of principal business office or, if none, residence:
299 Park Avenue
32nd Floor
New York, New York
10171
Citizenship: MacKay Shields LLC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 911294
Percent of class: 7.42
Sole power to vote or to direct the vote: MacKay Shields LLC - 911294
Shared power to vote or to direct the vote: MacKay Shields LLC - 0
Sole power to dispose or to direct the disposition: MacKay Shields LLC - 911294
Shared power to dispose or to direct the disposition: MacKay Shields LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
MacKay Shields LLC, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 is deemed to be the beneficial owner of 911,294 shares of the 7.42% of the Common Stock believe to be outstanding as a result of acting as investment adviser to various clients. All calculations of percentage ownership are based on a total of 12, 283.670 shares of Common Stock issued and outstanding as of December 31, 2024, as disclosed on the Company's Form 10-Q filed with Securities and Exchange Commission on November 1, 2024.

The NYLI Mainstay High Yield Corporate Bond Fund, a registered investment Company for which MacKay Shields acts as a sub investment adviser, may be deemed to beneficially own 4.97% of the outstanding common stock of the Company. New York Life Investment Management LLC and indirect wholly owned subsidiary of New York Life and an affiliate of MacKay Shields LLC, is the manager of the NYLI Mainstay High Yield Corporate Bond Fund.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MacKay Shields LLC: Chris Fitzgerald, Chief Compliance Officer (01/22/2025)